Exhibit 12.1

Marathon Petroleum Corporation

Computation of Ratio of Earnings to Fixed Charges

TOTAL ENTERPRISE BASIS – Unaudited

(In millions)

	Nine Months Ended September 30, 2015	For the Years Ended December 31,
		2014	2013	2012	2011	2010
Portion of rentals representing interest	$79	$85	$71	$46	$41	$45
Capitalized interest	27	27	28	101	112	83
Other interest and fixed charges	199	201	167	90	60	1

Total fixed charges (A)	305	313	266	237	213	129

Earnings-pretax income with applicable adjustments (B)	4,468	4,194	3,518	5,423	3,848	1,063

Ratio of (B) to (A)	14.6	13.4	13.2	22.9	18.1	8.2